C21 INVESTMENTS INC.

Interim Condensed Consolidated Financial Statements
For the three months ended April 30, 2021 and 2020
(Expressed in U.S. Dollars) - Unaudited

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	1

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY	3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	4

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	5-23

Notice of Disclosure of Non-auditor Review of the Interim Condensed Consolidated Financial Statements for the three months ended April 30, 2021 and 2020.

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim condensed consolidated financial statements of C21 Investments Inc. (the "Company" or "C21") for the interim period ended April 30, 2021, have been prepared in accordance with the International Accounting Standard 34 - Interim Financial Reporting as issued by the International Accounting Standards Board and are the responsibility of the Company's management.

The Company's independent auditors, Baker Tilly US, LLP, have not performed a review of these interim condensed consolidated financial statements.

June 29, 2021

C21 INVESTMENTS INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at April 30, 2021 and January 31, 2021
(Expressed in U.S. dollars) - Unaudited

		April 30, 2021	January 31, 2021
	Notes	- $ -	- $ -
ASSETS
Current assets
Cash		6,124,017	6,237,182
Biological assets	4	1,373,704	1,340,782
Inventory	5	5,598,767	5,417,726
Prepaid expenses and deposits		784,384	931,942
Receivables	3	167,379	209,872
Assets classified as held for sale	6,7,10	-	1,442,617
Total current assets		14,048,251	15,580,121
Property and equipment	6	5,132,136	3,916,777
Right-of-use assets	10	9,531,742	9,765,588
Intangible assets	7	10,615,390	10,957,961
Goodwill	8	28,541,323	28,541,323
Restricted cash		49,663	47,739
TOTAL ASSETS		67,918,505	68,809,509
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9,22	2,105,083	2,680,996
Promissory note payable - current portion	12	6,080,000	6,080,000
Convertible promissory note - current portion	12	2,494,906	2,437,465
Income taxes payable	19	3,196,303	3,378,299
Short-term debt	11	56,344	81,044
Lease liabilities - current portion	10	457,971	437,857
Liabilities classified as held for sale	10	-	629,180
Total current liabilities		14,390,607	15,724,841
Lease liabilities	10	9,566,413	9,691,215
Promissory note payable	12	6,586,667	8,106,667
Long-term debt	11	453,621	462,286
Derivative liability	14	6,714,269	9,430,991
Reclamation obligation	13	57,224	55,008
TOTAL LIABILITIES		37,768,801	43,471,008
SHAREHOLDERS' EQUITY
Share capital	15	92,792,761	92,237,648
Commitment to issue shares	15	628,141	649,928
Other reserves	15	10,444,337	10,520,045
Foreign currency translation reserve		(1,470,359)	(1,452,719)
Deficit		(72,245,176)	(76,616,401)
TOTAL SHAREHOLDERS' EQUITY		30,149,704	25,338,501
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		67,918,505	68,809,509

Nature of operations (Note 1)

Commitments (Note 20)

Subsequent events (Note 23)

On behalf of the Board:

"Bruce Macdonald"	Director	"Michael Kidd"	Director

See accompanying notes to the interim condensed consolidated financial statements	p. 1

C21 INVESTMENTS INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the three months ended April 30, 2021 and 2020
(Expressed in U.S. dollars, except share numbers) - Unaudited

		2021	2020
	Notes	-$-	-$-

Revenue		9,150,268	8,145,824
Cost of sales	5	4,700,838	5,237,254
Gross margin before the undernoted		4,449,430	2,908,570

Realized fair value amounts included in inventory sold		(1,624,832)	(1,350,773)
Unrealized fair value adjustment on biological assets	5	2,008,828	1,679,719
Gross Profit		4,833,426	3,237,516

Expenses
General and administration	16,22	1,707,584	1,766,529
Sales, marketing, and promotion		42,552	74,863
Depreciation and amortization	6,7,10	482,610	488,952
Share based compensation	15	141,716	35,750
Impairment of inventory		-	276,820
Total expenses		2,374,462	2,642,914

Income from operations		2,458,964	594,602

Interest expense	9,10	(429,268)	(777,220)
Accretion expense	12	(21,207)	(94,719)
Other Income		70,999	17,839
Acquisition reorganization costs	9	-	(1,204,740)
Interest and other income		-	163
Change in fair value of derivative liabilities	14	2,716,722	264,802
Gain on sale of assets and liabilities classified as held for sale	6,7,10	375,912	-
Income (loss) before income taxes		5,172,122	(1,199,273)
Current income tax expense		(800,897)	(589,990)
NET INCOME (LOSS)		4,371,225	(1,789,263)
Items that may be reclassified subsequently to profit or loss
Cumulative translation adjustment		(17,640)	129,472

COMPREHENSIVE INCOME (LOSS)		4,353,585	(1,659,791)
Basic and diluted income (loss) per share		0.04	(0.02)
Weighted average number of common shares outstanding - basic and diluted		117,499,016	95,643,225

See accompanying notes to the interim condensed consolidated financial statements	p. 2

C21 INVESTMENTS INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three months ended April 30, 2021 and 2020
(Expressed in U.S. dollars, except share numbers) - Unaudited

	Share capital		Other reserves
	Number of shares	Amount	Share-based compensation	Commitment to issue shares	Foreign currency translation adjustment	Deficit	Total
Balance at January 31, 2020	89,388,639	$76,028,268	$8,008,176	$1,100,881	$(1,047,387)	$(70,510,384)	$13,579,554
Shares issued on purchase of Phantom Farms	7,132,041	2,582,903	-	-	-	-	2,582,903
Shares issued on convertible promissory note	95,849	38,415	-	-	-	-	38,415
Share based compensation	-	-	35,750	-	-	-	35,750
Net loss and comprehensive loss for the period	-	-	-	-	129,472	(1,789,263)	(1,659,791)
Balance at April 30, 2020	96,616,529	$78,649,586	$8,043,926	$1,100,881	$(917,915)	$(72,299,647)	$14,576,831

	Share capital		Other reserves
	Number of shares	Amount	Share-based compensation	Commitment to issue shares	Foreign currency translation adjustment	Deficit	Total
Balance at January 31, 2021	117,057,860	$92,237,648	$10,520,045	$649,928	$(1,452,719)	$(76,616,401)	$25,338,501
Commitment to issue shares on purchase of EFF	19,774	21,787	-	(21,787)	-	-	-
Shares issued on exercise of Phantom Farms warrants	456,100	533,326	(217,424)	-	-	-	315,902
Share based compensation	-	-	141,716	-	-	-	141,716
Net Income and comprehensive income (loss) for the period	-	-	-	-	(17,640)	4,371,225	4,353,585
Balance at April 30, 2021	117,533,734	$92,792,761	$10,444,337	$628,141	$(1,470,359)	$(72,245,176)	$30,149,704

See accompanying notes to the interim condensed consolidated financial statements	p. 3

C21 INVESTMENTS INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended April 30, 2021 and 2020
(Expressed in U.S. dollars) - Unaudited

		2021	2020
	Notes	-$-	-$-
OPERATING ACTIVITIES
Net income (loss) before income taxes		5,172,122	(1,199,273)
Items not affecting cash
Depreciation and amortization	6,7,10	694,770	959,031
Net effect of fair value changes in biological assets	4	(383,996)	(328,946)
Share based compensation	15	141,716	35,750
Impairment of inventory		-	240,820
Acquisition reorganization costs	9	-	1,240,740
Interest expense	10,11,12	351,976	778,403
Accretion expense	12	21,207	94,719
Gain on change in fair value of derivative liabilities	14	(2,716,722)	(264,802)
Gain on sale of assets and liabilities classified as held for sale		(375,912)	-

Changes in working capital items
Biological assets		351,074	342,880
Inventory		73,566	(10,635)
Prepaid expenses		147,558	(94,088)
Receivables		42,493	(13,811)
Accounts payable and accrued liabilities		(593,553)	(422,504)
Income taxes payable		(982,893)	-
Cash provided by operating activities		1,943,406	1,358,284

INVESTING ACTIVITIES
Purchases of property and equipment	6	(1,333,714)	(35,962)
Proceeds on sale of assets and liabilities classified as held for sale		1,200,000	-
Payment of Megawood consideration payable	12,18	-	(130,000)
Cash used in investing activities		(133,714)	(165,962)

FINANCING ACTIVITIES
Principal repayments on long-term debt	11	(33,365)	(36,847)
Principal repayments on promissory note payable	12	(1,520,000)	(1,800,000)
Cash proceeds from warrants		315,902	-
Interest paid in cash		(581,001)	(452,252)
Lease liability principal payments made		(104,689)	(447,327)
Cash used in financing activities		(1,923,153)	(2,736,426)

Effect of foreign exchange on cash		296	(217,757)
Decrease in cash during the period		(113,165)	(1,761,861)
Cash, beginning of period		6,237,182	3,076,493
Cash, end of period		6,124,017	1,314,632

Supplementary disclosure with respect to cash flows (Note 18)

See accompanying notes to the interim condensed consolidated financial statements	p. 4

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2021 and 2020 (Expressed in U.S. dollars, except where noted) - Unaudited

1. NATURE OF OPERATIONS

C21 Investments Inc. (the "Company" or "C21") was incorporated January 15, 1987, under the Company Act of British Columbia. The Company is a publicly traded company with its registered office is 1900-885 West Georgia Street, Vancouver, BC, V6C 3H4.

Pursuant to a change of business announced on January 29, 2018 to the Cannabis industry, the Company commenced acquiring and operating revenue-producing cannabis operations in the USA.

On June 15, 2018, the Company's common shares were delisted from the TSX Venture Exchange ("TSX-V") at the Company's request and on June 18, 2018 the Company commenced trading on the Canadian Securities Exchange ("CSE"), completed its change of business to the cannabis industry and commenced trading under the symbol CXXI. The Company registered its common shares in the United States and on May 6, 2019, its shares were cleared by the Financial Industry Regulatory Authority for trading on the OTC Markets platform under the U.S. trading symbol CXXIF. On September 28, 2020, the Company was upgraded and began trading on the OTCQB® Venture Market.

As at April 30, 2021, the Company operates in two segments, recreational cannabis in Oregon, USA and recreational and medical cannabis in Nevada, USA (note 17). Both segments are engaged in the cultivation of and manufacturing of cannabis flower products, vape products and extract products for wholesale distribution, while the Nevada segment also has retail sales.

In the United States, 36 states, the District of Columbia, and four out of five U.S. territories allow the use of medical cannabis. The recreational adult-use of cannabis is legalized in 17 states, including Alaska, Arizona, California, Colorado, Illinois, Maine, Massachusetts, Michigan, Montana, Nevada, New Jersey, New Mexico, New York, Oregon, Vermont, Virginia, Washington, and the District of Columbia. At the federal level, however, cannabis currently remains a Schedule I controlled substance under the Federal Controlled Substances Act of 1970. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. As such, even in those states in which marijuana is legalized under state law, the manufacture, importation, possession, use or distribution of cannabis remains illegal under U.S. federal law.

This has created a dichotomy between state and federal law, whereby many states have elected to regulate and remove state-level penalties regarding a substance which is still illegal at the federal level.

There remains uncertainty about the US federal government's position on cannabis with respect to cannabis-legal status. A change in its enforcement policies could impact the ability of the Company to continue as a going concern.

The unaudited interim condensed consolidated financial statements were authorized for issuance on June 29, 2021 by the directors of the Company.

p. 5

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2021 and 2020 (Expressed in U.S. dollars, except where noted) - Unaudited

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Basis of consolidation

These unaudited interim condensed consolidated financial statements as at and for the three months ended April 30, 2021 and 2020 ("interim financial statements"), incorporate the accounts of the Company and its wholly-owned subsidiaries as defined in IFRS 10 - Consolidated Financial Statements ("IFRS 10"). All consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements (i.e., from the date of their acquisition). All intercompany balances and transactions are eliminated upon consolidation.

The following are the Company's wholly owned subsidiaries that are included in these interim financial statements as at and for the period ended April 30, 2021:

Name of Subsidiary	Country of Incorporation	Percentage Ownership	Functional Currency	Principal Activity
320204 US Holdings Corp.	USA	100%	USD	Holding Company
320204 Oregon Holdings Corp.	USA	100%	USD	Holding Company
320204 Nevada Holdings Corp.	USA	100%	USD	Holding Company
320204 Re Holdings, LLC	USA	100%	USD	Holding Company
Eco Firma Farms LLC	USA	100%	USD	Cannabis producer
Silver State Cultivation LLC	USA	100%	USD	Cannabis producer
Silver State Relief LLC	USA	100%	USD	Cannabis retailer
Swell Companies LTD	USA	100%	USD	Cannabis processor, distributor
Megawood Enterprises Inc.	USA	100%	USD	Cannabis retailer
Phantom Venture Group, LLC	USA	100%	USD	Holding Company
Phantom Brands, LLC	USA	100%	USD	Holding Company
Phantom Distribution, LLC	USA	100%	USD	Cannabis distributor
63353 Bend, LLC	USA	100%	USD	Cannabis producer
20727-4 Bend, LLC	USA	100%	USD	Cannabis processor
4964 BFH, LLC	USA	100%	USD	Cannabis producer
Workforce Concepts 21, Inc.	USA	100%	USD	Payroll and benefits services

Basis of preparation

These interim financial statements have been prepared on an accrual basis and are based on historical costs, except for certain financial instruments and biological assets classified as fair value through profit or loss. The interim financial statements are presented in U.S. dollars unless otherwise noted. Amounts in comparative years may have been reclassified to conform with the current year's presentation.

p. 6

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2021 and 2020 (Expressed in U.S. dollars, except where noted) - Unaudited

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Statement of compliance

These interim financial statements are prepared in accordance with IAS 34 - Interim Financial Reporting and in accordance with the accounting policies adopted in the Company's most recent audited annual consolidated financial statements for the year ended January 31, 2021 ("annual financial statements"). These interim financial statements do not contain all of the information required for full annual financial statements and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that these interim financial statements be read in conjunction with the annual financial statements which have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the IFRS Interpretations Committee.

Functional and presentation currency

These interim financial statements are presented in U.S. dollars, the Company's presentation currency. The functional currency of the Company's subsidiaries is U.S. dollars. The parent company's functional currency is the Canadian dollar.  All amounts presented are in U.S. dollars unless otherwise noted.

Foreign currency translation

Foreign currency transactions are translated into U.S. dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. All differences are recorded in the consolidated statement of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Assets and liabilities of foreign operations are translated into U.S. dollars at year-end exchange rates and any revenue and expenses are translated at the average exchange rate for the year. The resulting exchange differences are recognized in cumulative translation adjustment.

Significant accounting policies

The accounting policies applied in the preparation of these interim financial statements are consistent with those applied and disclosed in Note 2 to the annual financial statements.

Significant accounting judgments, estimates and assumptions

The preparation of the Company's financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of estimation and judgment relate to the determination of business combinations, impairment of long-lived assets, biological assets and inventory, fair value measurements, useful lives, depreciation and amortization of property, equipment and intangible assets, the recoverability and measurement of deferred tax assets and liabilities, and share based compensation.

p. 7

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2021 and 2020 (Expressed in U.S. dollars, except where noted) - Unaudited

3. RECEIVABLES

	April 30, 2021	January 31, 2021
Taxes receivable	$17,893	$27,995
Trade receivables, net	149,486	181,877
	$167,379	$209,872

All of the Company's trade and other receivables have been reviewed for indicators of impairment. Accounts receivable more than 90 days past due totaled $519 at April 30, 2021 (January 31, 2021 - $1,975).

4. BIOLOGICAL ASSETS

The Company's biological assets consist of cannabis plants. The continuity for biological assets for the three months ended April 30, 2021 and year ended January 31, 2021, was as follows:

Balance, January 31, 2020	$1,408,271
Increase in biological assets due to capitalized costs	9,504,528
Fair value adjustment on biological assets	1,618,306
Transferred to inventory upon harvest	(11,190,323)
Balance, January 31, 2021	1,340,782
Fair value adjustment on biological assets	2,048,822
Increase in biological assets due to capitalized costs	670,953
Transferred to inventory upon harvest	(2,686,853)
Balance April 30, 2021	$1,373,704

Biological assets are valued in accordance with IAS 41 - Agriculture ("IAS 41") and are presented at their fair values less costs to sell up to the point of harvest. The Company's biological assets are primarily cannabis plants, and because there is no actively traded commodity market for plants or dried product, the valuation of these biological assets is obtained using valuation techniques where the inputs are based upon unobservable market data (Level 3).

The valuation of biological assets is based on a market approach where fair value at the point of harvest is estimated based on selling prices less the costs to sell at harvest. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth. As at April 30, 2021, on average, the biological assets were 52% complete as to the next expected harvest date.

The significant unobservable inputs and their range of values are noted in the table below:

			Effect on Fair Value as of April 30:
Significant Inputs and Assumptions	Range of Inputs	Sensitivity	2021	2020
Selling Price Per	$0.15 to $9.58	Increase 5%	120,704	69,450
Gram		Decrease 5%	(120,704)	(69,450)
Estimated Yield Per	80.4 to 194.6 grams	Increase 5%	120,704	68,711
Cannabis Plant		Decrease 5%	(120,704)	(68,711)

During the three months ended April 30, 2021, the Company's biological assets produced 744,221 grams (2020 - 637,220 grams).

p. 8

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2021 and 2020 (Expressed in U.S. dollars, except where noted) - Unaudited

5. INVENTORY

	April 30, 2021	January 31, 2021
Finished goods	$3,034,627	$2,166,616
Work in progress	2,564,140	3,251,110
	$5,598,767	$5,417,726

Inventories expensed to cost of sales during the three months ended April 30, 2021 was $4,700,838 (2020 - $5,237,254). In addition, during the three months ended April 30, 2021, inventories included a gain on fair value adjustments of biological assets of $2,008,828 (2020 - gain on fair value adjustments of biological assets of $1,679,719). Included in cost of sales is an inventory write down of $185,513 to net realizable value (2020 - $nil). Included in realized fair value amounts included in inventory sold is a write down of fair value of biological assets transferred to inventory upon harvest of $228,610 (2020 - $nil).

6. PROPERTY AND EQUIPMENT

	Land and building	Leasehold improvements	Furniture & fixtures	Computer equipment	Machinery & equipment	Total
Cost
Balance, January 31, 2020	$1,370,213	$1,370,966	$416,320	$122,631	$1,636,499	$4,916,629
Additions	1,330,000	8,338	53,836	28,687	136,916	1,557,777
Category reclassification	-	(324,371)	-	-	324,371	-
Classified as held for sale	-	(792,467)	(87,957)	(40,708)	(557,882)	(1,479,014)
Disposals	-	(17,994)	(5,992)	(15,764)	(278,564)	(318,314)
Balance, January 31, 2021	2,700,213	244,472	376,207	94,846	1,261,340	4,677,078
Additions	-	1,326,058	4,785	280	2,589	1,333,712
Balance, April 30, 2021	$2,700,213	$1,570,530	$380,992	$95,126	$1,263,929	$6,010,790

Accumulated Depreciation
Balance, January 31, 2020	$(128,225)	$(515,914)	$(153,741)	$(59,943)	$(224,675)	$(1,082,498)
Depreciation expense	(73,847)	(129,976)	(65,962)	(19,777)	(341,256)	(630,818)
Category reclassification	-	128,319	-	-	(128,319)	-
Classified as held for sale	-	427,528	57,125	26,378	240,551	751,582
Disposals	-	3,549	3,650	9,152	185,082	201,433
Balance, January 31, 2021	(202,072)	(86,494)	(158,928)	(44,190)	(268,617)	(760,301)
Depreciation expense	(7,156)	(12,223)	(15,487)	(852)	(82,635)	(118,353)
Balance, April 30, 2021	$(209,228)	$(98,717)	$(174,415)	$(45,042)	$(351,252)	$(878,654)
Carrying amount, Jan. 31, 2021	$2,498,141	$157,978	$217,279	$50,656	$992,723	$3,916,777
Carrying amount, Apr. 30, 2021	$2,490,985	$1,471,813	$206,577	$50,084	$912,677	$5,132,136

Total depreciation expense for the three months ended April 30, 2021 was $118,353 (2020 - $139,492). Of the total expense, $69,270 was allocated to inventory (2020 - $73,109).

p. 9

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2021 and 2020 (Expressed in U.S. dollars, except where noted) - Unaudited

6. PROPERTY AND EQUIPMENT (continued)

At January 31, 2021, the Company reclassified property and equipment with a cost of $1,479,014 and accumulated depreciation of $751,582 to assets to held to sale. The assets consisted primarily of redundant processing and extraction equipment as well as leasehold improvements and fixtures in a right-of-use asset. Management estimated that the fair value less costs to sell exceeded the carrying value and therefore the assets were measured at their carrying values. In the three months ended April 30, 2021, the Company completed the sale of the assets classified as held for sale.

7. INTANGIBLE ASSETS

	Licenses	Branding	Customer relationships	Start up costs	Total
Cost
Balance, January 31, 2020	$12,703,398	$940,045	$1,999,040	$7,783	$15,650,266
Category reclassification	(337,082)	46,674	287,249	3,159	-
Classified as held for sale	(224,840)	-	(164,226)	(10,942)	(400,008)
Disposals	-	(117,737)	-	-	(117,737)
Balance, Jan 31, 2021 and Apr 30, 2021	$12,141,476	$868,982	$2,122,063	$-	$15,132,521

Accumulated Amortization
Amortization expense	$(1,154,808)	$(95,053)	$(213,939)	$(729)	$(1,464,529)
Category reclassification	76,557	(46,674)	(26,845)	(3,038)	-
Classified as held for sale	98,043	-	115,254	4,575	217,872
Disposals	-	17,737	-	-	17,737
Balance, January 31, 2021	(3,422,430)	(157,285)	(594,845)	-	(4,174,560)
Amortization expense	(276,394)	(16,725)	(49,452)	-	(342,571)
Balance, April 30, 2021	$(3,698,824)	$(174,010)	$(644,297)	$-	$(4,517,131)
Carrying amount, January 31, 2021	$8,719,046	$711,697	$1,527,218	$-	$10,957,961
Carrying amount, April 30, 2021	$8,442,652	$694,972	$1,477,766	$-	$10,615,390

Total amortization expense from intangible assets for the three months ended April 30, 2021 was $342,571 (2020 - $420,350). Of the total expense, $6,919 was allocated to inventory (2020 - $21,740).

At January 31, 2021, the Company reclassified intangible assets with a cost of $288,582 and accumulated depreciation of $134,159 to held for sale. The intangible assets classified as held for sale consist of licenses, customer lists, and startup costs associated with a right of use asset that has also been classified as held for sale. Management estimated the fair value less costs to sell exceeds the carrying value and therefore the assets are measured at their carrying values. In the three months ended April 30, 2021, the Company completed the sale of the intangible assets classified as held for sale.

8.  GOODWILL

As at April 30, 2021, goodwill was $28,541,323 (January 31, 2021 - $28,541,323). The Company tests goodwill for impairment at every reporting period end. There was no impairment of goodwill in the three months ended April 30, 2021 or April 30, 2020.

p. 10

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2021 and 2020 (Expressed in U.S. dollars, except where noted) - Unaudited

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	April 30, 2021	January 31, 2021
Accounts payable	$766,933	$1,382,519
Accrued liabilities	1,239,246	1,183,259
Interest payable	98,904	115,218
	$2,105,083	$2,680,996

10. LEASE LIABILITIES AND RIGHT-OF-USE ASSETS

Under IFRS 16 - Leases, the Company assesses whether a contract is, or contains, a lease. For contracts that are, or contain, leases, the Company recognizes a right-of-use asset and lease liability at the commencement date. If the contract does not contain a lease, then the contract is classified as a service that is not reported on the statement of financial position.

The Company has identified ten contracts executed by the Company and its wholly owned subsidiaries that are leases as defined under IFRS 16.  In analyzing the identified agreements, the Company applied the lessee accounting model pursuant to IFRS 16 and considered all of the facts and circumstances surrounding the inception of the contract (but not future events that are not likely to occur).  Lease liabilities were calculated with discount rates ranging from 10-20%.

Based on all the facts and circumstances at the inception of the contract, the Company has determined that all identified agreements contain a lease as defined by IFRS 16, including:

Entity Name/Lessee	Asset	Contains a lease?	Useful life (years)
Silver State Cultivation LLC	Land/Building	Yes	12
Silver State Relief LLC (Sparks)	Land/Building	Yes	12
Silver State Relief LLC (Fernley)	Land/Building	Yes	12
63353 Bend, LLC	Land/Building	Yes	5
20727-4 Bend, LLC	Land/Building	Yes	5
20727-5 Bend, LLC	Land/Building	Yes	5

The financial statement effects concerning lease liabilities are as follows:

Maturity Analysis - contractual undiscounted cash flows
Less than one year	$1,440,192
One to five years	5,622,009
Greater than five years	10,195,765
Total undiscounted lease liabilities at April 30, 2021	$17,257,966
Lease liabilities included in the statement of financial position
Current	$457,971
Non-current	9,566,413
Balance, April 30, 2021	$10,024,384
Amounts recognized in profit or loss
Interest on lease liabilities	$252,359
Total cash outflow for leases	$357,048

p. 11

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2021 and 2020 (Expressed in U.S. dollars, except where noted) - Unaudited

10. LEASE LIABILITIES AND RIGHT-OF-USE ASSETS (continued)

The financial statement effects concerning right-of-use assets are as follows:

Cost
Balance, January 31, 2020	$6,122,957
Right-of-use additions	7,263,368
Classified as held for sale	(832,736)
Disposal*	(899,398)
Balance, January 31, 2021	11,654,191
Adjustment	-
Disposal	-
Balance, April 30, 2021	$11,654,191
Accumulated Amortization
Balance, January 31, 2020	$(1,462,269)
Disposal*	554,631
Classified as held for sale	299,687
Amortization expense	(1,280,652)
Balance, January 31, 2021	(1,888,603)
Amortization expense	(233,846)
Balance, April 30, 2021	$(2,122,449)
Carrying Amount, January 31, 2021	$9,765,588
Carrying Amount, April 30, 2021	$9,531,742

*During the year ended January 31, 2021, the Company terminated a lease resulting in an adjustment on disposal to lease liabilities of $400,961 and ROU assets cost of $899,398 and accumulated amortization of $554,632. A gain on disposal of $56,194 was recognized representing the excess of the lease liability above the right of use asset. The gain has been recorded in other income on the consolidated statement of loss and comprehensive loss.

Total depreciation expense for the three months ended April 30, 2021 was $233,849 (2020 - $399,189). Of the total expense, $135,971 was allocated to inventory (2020 - $375,230).

During the three months ended April 30, 2021, the Company completed the sale of right-of-use assets classified as held for sale.

11. LONG TERM DEBT

	Mortgage on building	Equipment and Vehicle loans	Total
Balance, January 31, 2020	$496,384	$123,952	$620,336
Interest	21,933	20,975	42,908
Payments	(45,551)	(74,363)	(119,914)
Balance, January 31, 2021	472,766	70,564	543,330
Interest	5,316	2,124	7,440
Payments	(11,388)	(29,416)	(40,804)
Balance, April 30, 2021	$466,694	$43,272	$509,966
Current portion	$24,982	$31,362	$56,344
Long-term portion	$441,711	$11,910	$453,621

The mortgage on building is a 20-year mortgage that began on February 1, 2015 and matures on January 1, 2035. The mortgage bears interest at a fixed rate of 4.5% with payments made monthly. The equipment and vehicle loans consist of three loans with maturity dates ranging from June 1, 2021 through May 15, 2023 and interest rates ranging from 5.59% to 19.9% with payments made monthly.

p. 12

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2021 and 2020 (Expressed in U.S. dollars, except where noted) - Unaudited

12. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES

The following is the continuity of the Company's convertible debentures issued in Canadian dollars.  All below disclosure is denominated in U.S. dollars:

Convertible debentures
	December 31, 2018	January 30, 2019	Total
	issuance	issuance
Balance, January 31, 2020	$2,149,389	$4,717,866	$6,867,255
New issuances	1,680,922	3,786,930	5,467,852
Conversions	(4,140,182)	(8,799,219)	(12,939,401)
Interest	191,223	410,755	601,978
Accretion expense	142,632	129,968	272,600
Interest paid - cash	(255,658)	(544,038)	(799,696)
Foreign exchange loss	231,674	297,738	529,412
Balance, January 31, 2021 and April 30, 2021	$-	$-	$-

The following is a continuity of the Company's convertible promissory notes denominated in U.S. dollars:

Convertible promissory notes
	June 13, 2018	January 23, 2019	May 24, 2019	Total
	issuance	issuance	issuance
Balance, January 31, 2020	$1,136,065	$175,000	$1,069,041	$2,380,106
Payment	-	(175,000)	-	(175,000)
Interest	48,732	-	100,275	149,007
Accretion expense	83,352	-	-	83,352
Balance, January 31, 2021	1,268,149	-	1,169,316	2,437,465
Interest	11,850	-	24,384	36,234
Accretion expense	21,207	-	-	21,207
Balance, April 30, 2021	$1,301,206	$-	$1,193,700	$2,494,906
Current portion	$1,301,206	$-	$1,193,700	$2,494,906
Long-term portion	$-	$-	$-	$-

On June 13, 2018, the Company issued convertible promissory notes to the vendors that sold Eco Firma Farms, LLC to the Company in the aggregate principal amount of $2,000,000.  The convertible promissory notes were convertible at $1.00 per share.  The convertible promissory notes accrue interest at a rate of 4% per annum, compounded annually and were fully due and payable on June 13, 2021.  The promissory notes were not paid on their maturity date due to an ongoing legal dispute between the Company and certain holders. As of the date of these interim financial statements, no repayments have been made in connection with the June 13, 2018 issuance.

On February 7, 2019, one vendor converted their portion of the convertible note of $660,647 to 977,479 common shares.  On issuance, the Company determined the conversion feature was a derivative liability. The fair value of the conversion feature as at April 30, 2021 was $81,379 (January 31, 2021 - $308,364).

p. 13

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2021 and 2020 (Expressed in U.S. dollars, except where noted) - Unaudited

12. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (continued)

On January 23, 2019, the Company issued a convertible promissory note to the vendor that sold Megawood Enterprises, Inc. to the Company in the principal amount of $175,000. The convertible note is convertible into 35,000 common shares of the Company at a conversion price of C$5.00 per conversion share and may be converted at any time between October 24, 2019 and January 24, 2020.  On issuance, the Company determined the conversion feature was a derivative liability. The fair value of the conversion feature as at April 30, 2021 was $nil (January 31, 2021 - $nil).  On February 21, 2020, the Company repaid the convertible promissory note with a cash payment of $130,000 and the issuance of 95,849 common shares (Note 15).

On May 24, 2019, the Company issued a two-year unsecured convertible promissory note to a debtor of Swell Companies in the principal amount of $1,000,000.  The convertible note accrues interest at 10% per annum compounded annually and payable at maturity.  The holder of the note can accelerate payment to the first anniversary date of the note and therefore this is classified as a current liability.  The note is convertible into common shares of the Company at a conversion price of $1.56 per share and may be converted at the maturity date.

The following is a continuity of the Company's promissory notes denominated in U.S. dollars:

Promissory notes payable
	January 1, 2019	Total
	issuance
Balance, January 31, 2020	$21,200,000	$21,200,000
Payments	(7,013,333)	(7,013,333)
Balance, January 31, 2021	14,186,667	14,186,667
Payments	(1,520,000)	(1,520,000)
Balance, April 30, 2021	$12,666,667	$12,666,667
Current portion	$6,080,000	$6,080,000
Long-term portion	$6,586,667	$6,586,667

On January 1, 2019, the Company issued a promissory note to the vendor that sold Silver State to the Company (Sonny Newman) in the principal amount of $30,000,000. The note is payable in the following principal instalments: $3,000,000 on April 1, 2019, $6,000,000 on each of July 1, 2019, October 1, 2019, January 1, 2020, and April 1, 2020, and $3,000,000 on July 1, 2020. The note accrues interest at a rate of 10% per annum.  The note is secured by all of the outstanding membership interests, and a security interest in all of the assets, of Silver State.

On July 1, 2019 the terms of the promissory note payable for the acquisition of Silver State were amended to call for immediate payment of $2,000,000 plus accrued interest on July 1, 2019 followed by payments of $800,000 plus accrued interest on the first of each of August, September, October, November, and December 2019.

Effective November 21, 2019 and June 25, 2020, Mr. Newman and the Company agreed to further amend the terms of the secured promissory note due to Mr. Newman. The December 1, 2019 principal payment of $800,000 was cancelled and the monthly principal payments thereafter were reduced to $600,000 per month.  Further, the annual interest rate on the note was reduced from 10% to 9.5%.  The remaining balance on the note is due and payable on January 1, 2021.  This modification resulted in a gain of $nil.

p. 14

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2021 and 2020 (Expressed in U.S. dollars, except where noted) - Unaudited

12. CONVERTIBLE DEBENTURES AND PROMISSORY NOTES (continued)

On November 19, 2020, the Company announced agreement with Mr. Newman that the remaining $15,200,000 principal outstanding on his senior secured note, due to mature on January 1, 2021, has been amended with lower monthly payments amortized over a 30-month period.  Commencing December 1, 2020, the monthly payments will be $506,667 plus interest.  The interest rate at 9.5% is unchanged.

During the three months ended April 30, 2021, interest expense was $321,202 (April 30, 2020 - $452,252). Interest paid during the three months ended April 30, 2021 was $321,202 (April 30, 2020 - $488,378).

13. RECLAMATION OBLIGATION

The Company has recorded a decommissioning provision in connection with estimated reclamation costs on a previously written off property. The obligation is recognized based on the estimated future reclamation costs. The Company had two wells in Alberta which were determined to be uneconomic and costs have been incurred to plug these wells. Reclamation and remediation work is still required to bring the site back to its natural state.

14. DERIVATIVE LIABILITY

The following reflects the continuity of derivative liability:

Balance, January 31, 2020	$3,699,152
Fair value adjustment on derivative liabilities	5,731,839
Balance, January 31, 2021	9,430,991
Fair value adjustment on derivative liabilities	(2,716,722)
Balance, April 30, 2021	$6,714,269

Upon the February 4, 2019 acquisition of Phantom Farms the vendors can earn up to 4,500,000 'earn out' shares over a period of seven years. The conditions are based on the Company's common shares exceeding certain share prices during the period. The liability is derived using a Monte Carlo simulation.

Upon the May 24, 2019 acquisition of Swell Companies the vendors can earn up to 6,000,000 'earn out' shares over a period of seven years. The conditions are based on C21 common shares exceeding certain share prices during the period. The liability is derived using a Monte Carlo simulation.

Inputs into the calculation of fair value adjustment are as follows:

	April 30,	January 31,	January 31,	May 24,	February 4,
	2021	2021	2020	2019	2019
Discount rate	0.26%	0.30%	1.36%	2.50%	2.19%
Expected life in years	5.07	5.34	6.14	7.00	7.00
Expected stock volatility	80%	80%	100%	100%	100%
Expected volatility of foreign exchange	5.29%	5.29%	5.29%	5.29%	5.84%

p. 15

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2021 and 2020 (Expressed in U.S. dollars, except where noted) - Unaudited

15. SHARE CAPITAL AND RESERVES

Share capital consists of one class of fully paid common shares, with no par value. The Company is authorized to issue an unlimited number of common shares. All shares are equally eligible to receive dividends and repayment of capital and represent one vote at the Company's shareholders' meetings.

The following table reflects the continuity of share capital from January 31, 2020 to April 30, 2021:

	Number of Shares	Amount
Balance, January 31, 2020	89,388,639	$76,028,268
Shares issued - acquisition of Phantom Farms (i)	7,132,042	2,582,903
Shares issued - Megawood (ii)	95,849	38,415
Shares issued - option exercises (iii)	200,000	197,708
Shares issued - conversion of debentures (iv)	19,764,694	12,939,401
Shares issued - Swell commitment (v)	456,862	429,582
Shares issued - EFF commitment (vi)	19,774	21,371
Balance, January 31, 2021	117,057,860	92,237,648
Shares issued - exercise of Phantom Farms warrants (vii)	456,100	533,326
Shares issued - EFF commitment (viii)	19,774	21,787
Balance, April 30, 2021	117,533,734	$92,792,760

(i) On February 19, 2020, the Company amended the terms of the purchase of Phantom Farms, including SDP. The amended terms of the purchase agreement regarding the real estate assets of SDP group resulted in the Company electing to purchase the real estate of the Phantom Farms outdoor grow (two parcels), and SDP receiving 7,132,042 shares of C21 with a fair value of $2,582,903.

(ii) On February 21, 2020, the Company repaid the convertible promissory note with a cash payment of $130,000 and the issuance of 95,849 common shares with a fair value of $38,415 (Note 12).

(iii) On October 15, 2020, the Company issued 200,000 shares upon the exercise of stock options.

(iv) During the year ended January 31, 2021 the Company issued 19,764,694 shares upon the conversion of debentures.

(v) On November 23, 2020, the Company issued 456,862 common shares to Swell as part of the purchase agreement dated May 23, 2019 as final settlement of the Company's commitment to issue shares.

(vi) On December 30, 2020, the Company issued 19,774 common shares to the vendors of EFF for a partial settlement of the Company's commitment to issue shares.

(vii) On February 4, 2021 the company issued 456,100 shares upon the exercise of Phantom Farm warrants.

(viii) On April 5, 2021, the Company issued 19,774 common shares to the vendors of EFF for a partial settlement of the Company's commitment to issue shares.

p. 16

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2021 and 2020 (Expressed in U.S. dollars, except where noted) - Unaudited

15. SHARE CAPITAL AND RESERVES (continued)

Commitment to issue shares

The Company issued a promissory note payable to deliver 2,142,000 shares to the vendors of EFF in the amount of $1,905,635, without interest, any time after October 15, 2018. As at April 30, 2021 shares issued pursuant to this commitment total 1,368,790 shares.

Warrants

The following summarizes the Company's warrant activity:

Warrants outstanding
	Warrants outstanding	Weighted average exercise price - C$ -	Weighted average remaining life (years)
Balance, January 31, 2020	5,694,746	1.66	0.74
Issued	6,200,000	1.00
Balance, January 31, 2021	11,894,746	1.32	1.96
Exercised	(456,100)	1.50
Expired	(1,243,900)	1.50
Balance, April 30, 2021	10,194,746	1.29	2.04

As at April 30, 2021, the following warrants were outstanding and exercisable:

Expiry Date	Exercise Price - C$ -	Number of Warrants
May 28, 2021	1.83	2,794,746
December 31, 2023	1.00	1,922,000
January 30, 2024	1.00	4,278,000
May 24, 2024	1.50	1,200,000
		10,194,746

On May 28, 2020, the Company extended the expiry date of the C$1.83 warrants due to expire on May 29, 2020 to expire on May 29, 2021, with all other terms the same. These warrants expired unexercised on May 29, 2021.

On February 4, 2021, 456,100 warrants were exercised to purchase 456,100 common shares of the Company for proceeds of $533,326.  Of the warrants exercised, 426,100 were exercised by a Director of the Company.

Stock options

The Company is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 10 years. Vesting is determined by the Board of Directors.

During the three months ended April 30, 2021, nil (2020 - nil) options were exercised for proceeds of $nil (2020 - $nil).

p. 17

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2021 and 2020 (Expressed in U.S. dollars, except where noted) - Unaudited

15. SHARE CAPITAL AND RESERVES (continued)

Details of the Company's stock option activity are as follows:

Options outstanding and exercisable
	Options outstanding and exercisable	Weighted average exercise price - C$ -	Weighted average remaining life (years)
Balance, January 31, 2020	3,255,000	1.78	2.18
Granted	4,055,000	0.73	-
Exercised	(200,000)	0.65	-
Expired/Cancelled	(145,000)	0.71	-
Balance Jan. 31, 2021 and Apr. 30, 2021	6,965,000	1.22	2.05

As at April 30, 2021, the following stock options were outstanding and exercisable:

Expiry Date	Exercise Price - C$ -	April 30, 2021 Outstanding	April 30, 2021 Exercisable
June 25, 2021	2.80	1,350,000	1,350,000
February 5, 2022	1.11	460,000	460,000
October 9, 2022	1.38	500,000	500,000
January 24, 2023	0.80	100,000	100,000
August 17, 2023	0.70	3,905,000	1,301,667
January 28, 2024	1.50	150,000	50,000
October 9, 2024	1.00	500,000	500,000
		6,965,000	4,261,667

During the three months ended April 30, 2021, the Company recorded a share-based compensation expense of $141,716 (2021 - $35,750). The fair value of stock options was calculated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

	2021	2020
Risk-free rate	0.19%	0.19%
Expected life of options	3 years	3 years
Annualized volatility	80%	80%
Dividend rate	0%	0%

p. 18

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2021 and 2020 (Expressed in U.S. dollars, except where noted) - Unaudited

16. GENERAL AND ADMINISTRATIVE EXPENSE

General and administration expenses for the three months ended April 30, 2021 and 2020 were comprised of the following:

	2021	2020
Salaries and wages	$794,173	$877,777
Professional Fees and consulting	154,331	288,753
Accounting and legal	104,102	129,455
Travel and entertainment	22,761	36,694
License fees, taxes and insurance	470,066	243,261
Office Facilities and administrative	86,724	119,624
Shareholder Communications	10,185	-
Transfer agent and Filing Fees	-	4,869
Other	65,242	66,096
	$1,707,584	$1,766,529

17. SEGMENTED INFORMATION

The Company defines its major geographic operating segments as Oregon and Nevada. Due to the jurisdictional cannabis compliance issues ever-present in the industry, each state operation is by nature operationally segmented. Key decision makers primarily review revenue, cost of sales, and gross margin as the primary indicators of segment performance.

Segmented operational activity and balances are as follows:

April 30, 2021	Oregon	Nevada	Corporate	Consolidated
Total revenue	$352,918	$8,797,350	$-	$9,150,268
Gross profit (loss)	(444,495)	5,277,921	-	4,833,426
Operating expenses:
General and administration	(101,575)	(948,115)	(657,894)	(1,707,584)
Sales, marketing, and promotion	(26,554)	(15,998)	-	(42,552)
Depreciation and amortization	(79,354)	(401,922)	(1,334)	(482,610)
Share based compensation	-	-	(141,716)	(141,716)
Gain on the sale of assets	375,912	-	-	375,912
Interest, accretion, and other	25,128	(91,979)	2,404,097	2,337,246
Income (loss) before income taxes	$(250,938)	$3,819,907	$1,603,153	$5,172,122

Assets	$8,368,301	$28,983,907	$30,566,297	$67,918,505
Liabilities	$1,708,153	$11,298,511	$24,762,137	$37,768,801

p. 19

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2021 and 2020 (Expressed in U.S. dollars, except where noted) - Unaudited

17. SEGMENTED INFORMATION (continued)

April 30, 2020	Oregon	Nevada	Corporate	Consolidated
Total revenue	$1,032,640	$7,113,184	$-	$8,145,824
Gross profit (loss)	(168,806)	3,406,322	-	3,237,516
Operating expenses	(812,630)	(1,205,397)	(624,887)	(2,366,094)
Acquisition reorganization costs	(1,204,740)	-	-	(1,481,560)
Interest, accretion, and other	(85,768)	8	(503,375)	(589,135)
Income (loss) before income taxes	$(2,271,944)	$2,200,933	$(1,128,262)	$(1,199,273)
January 31, 2021
Assets	$9,206,964	$26,178,106	$33,424,439	$68,809,509
Liabilities	$2,635,899	$9,696,697	$31,138,412	$43,471,008

18. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental and non-cash transactions during the three months ended April 30, 2021

  There were interest payments of $581,001.
  Incomes taxes paid in the period totaled $982,893.
  The Company issued 19,774 common shares valued at $21,787 to the vendors of EFF for a partial settlement of the commitment to issue shares.

Supplemental and non-cash transactions during the three months ended April 30, 2020

  There were interest payments of $488,378.
  No income taxes were paid.
  The Company issued 7,132,041 common shares valued at $2,582,903 to complete the purchase of two parcels of land from SDP Development
  The Company issued 95,849 common shares value at $38,415 as partial repayment of the $175,000 convertible promissory note related to the Megawood acquisition.
  The Company paid $130,000 in cash consideration related to the Megawood acquisition.

19. TAXATION

The Company reconciles the expected tax expense at the U.S. statutory tax rate of 21% to the amount recognized in the statement of loss and comprehensive loss.

Since the Company operates in the United States cannabis industry, the Company is subject to U.S. Internal Revenue Code section 280E for U.S. federal income tax purposes; and therefore, is subject to the disallowance of ordinary and necessary business deductions for income tax purposes pursuant to section 280E. Consequently, the Company is only allowed to deduct 1) direct production costs and indirect production costs incident to and necessary for production and 2) costs incurred to purchase goods that are resold, including transportation or other necessary charges incurred in acquiring possession of the goods. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC section 280E. However, the State of Oregon does not conform to IRC section 280E and thus the Company deducts all operating expenses on its Oregon corporate tax return. Additionally, the State of Nevada does not assess income tax and therefore no income tax provision for Nevada has been calculated.

p. 20

C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2021 and 2020 (Expressed in U.S. dollars, except where noted) - Unaudited

20.  COMMITMENTS

The Company and its subsidiaries are committed to payments for right-of-use assets with third parties and related parties, for land, office space, and equipment in Nevada and Oregon. At April 30, 2021, the Company has the following future minimum payments:

	Third Parties	Related Parties	Total
2022	$57,263	$1,074,144	$1,131,407
2023	45,743	1,467,282	1,513,025
2024	45,743	1,504,455	1,550,198
2025	45,743	1,314,551	1,360,294
2026	45,743	1,353,987	1,399,730
Thereafter	415,496	10,405,121	10,820,617
	$655,731	$17,119,540	$17,775,271

21. FINANCIAL RISK MANAGEMENT

Capital Management

The Company's objectives when managing its capital are to ensure there are sufficient capital resources to continue operating as a going concern and maintain the Company's ability to ensure sufficient levels of funding to support its ongoing operations and development. The purpose of these objectives is to provide continued returns and benefits to the Company's shareholders. The Company's capital structure includes items classified in shareholders' equity.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business considering changes in economic conditions and the risk characteristics of the Company's underlying assets.

At April 30, 2021, the Company is not subject to externally imposed capital requirements, with the exception of restricted cash posted as a deposit.

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - Inputs that are not based on observable market data.

The following table shows the carrying amounts of financial assets and financial liabilities by category:

	April 30, 2021	January 31, 2021
Financial assets at amortized cost (1)	$6,341,058	$6,494,793
Financial liabilities at amortized cost (2)	$27,801,005	$29,977,530
Financial liabilities at fair value through profit or loss (3)	$7,102,157	$9,430,991

(1) Includes cash, restricted cash and receivables

(2) Includes accounts payable and accrued liabilities, promissory note, convertible promissory note, convertible debentures, consideration payable, and debt

(3) Includes derivative liability

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C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2021 and 2020 (Expressed in U.S. dollars, except where noted) - Unaudited

22. RELATED PARTY TRANSACTIONS

Balances due to related parties included in accounts payable, accrued liabilities, and promissory note payable at April 30, 2021 and January 31, 2021:

	April 30, 2021	January 31, 2021
Due to the President and CEO	$12,765,571	$14,369,004
Lease liabilities due to a company controlled by the CEO	9,477,724	9,539,744
Lease liabilities due to SDP Development	546,660	589,328
Due to the CFO of the Company	36	527
	$22,789,991	$24,498,603

The Company had the following transactions with related parties during the three months ended April 30, 2021 and 2020:

	2021	2020
Consulting fees paid to a director	$60,000	$-
Amounts paid to CEO or companies controlled by CEO	2,262,168	2,181,922
Salary paid to directors and officers	167,162	109,080
Share based compensation including warrants and stock options for directors and officers	142,581	-
Lease payments made to SDP Development	57,048	57,048
	$2,688,959	$2,348,050

On February 12, 2020, the Company amended the purchase agreement with SDP Development, of which a Director of the Company is a principal owner.  The Company had agreed on February 4, 2019 to purchase SDP Development on October 15, 2020, which owned six real estate properties that were leased in connection with Phantom Farms' cannabis cultivation, processing and wholesale distribution operations.  The aggregate purchase price was $8,010,000 payable in cash, or, at the election of the vendors, in whole or in part by the issue of 2,670,000 shares at $3.00 per common share.

On February 12, 2020, the parties agreed to the following modified terms: the Company purchased the two Southern Oregon farms from SDP Development constituting over 60 acres of real property housing the two outdoor cannabis cultivation facilities totaling 80,000 square feet of canopy, rent reduction on the three Phantom properties in Central Oregon, and a release from the obligation to purchase the sixth property in Southern Oregon. In exchange, the SDP vendors received 7,132,041 common shares of the Company with a fair value of $2,582,903.  The consideration exceeded the fair market value of the land acquired and as a result, the Company recorded acquisition reorganization costs of $1,204,740. The Company has three remaining leases with SDP Development.

On November 16, 2020, the Company amended the terms of the three Nevada leases with Double G Holdings (a Company controlled by the Company's President and CEO).  The term of the two dispensary leases and the warehouse lease was extended to November 30, 2027 with a right to extend for a further five years and with an annual increase to the base rent of 3% commencing January 1, 2022.

During the three months ended April 30, 2021:

  (i)  426,100 warrants were exercised by a Director of the Company for 426,100 shares.  The warrants had an exercise price of C$1.50 and proceeds totaled $498,246 (C$639,150).

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C21 INVESTMENTS INC. NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the three months ended April 30, 2021 and 2020 (Expressed in U.S. dollars, except where noted) - Unaudited

23. SUBSEQUENT EVENTS

On June 17, 2021, the Company issued 1,214,080 common shares upon the exercise of warrants.  The holder of the 4,160,000 warrants utilized the 'cashless' exercise option in which a VWAP share price was used to calculate the number of shares to be issued.  The Company therefore received no proceeds.

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